July 3, 2025

Costamare Inc.
Form 20-F for the Fiscal Year ended December 31, 2024
Filed February 20, 2025
File No. 001-34934

Dear Mr. Wojciechowski and Mr. Rodriguez:

Reference is made to the comment letter (the “Comment Letter”) dated June 10, 2025 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Report on Form 20-F for the fiscal year ended December 31, 2024, filed by Costamare Inc. (the “Company”) with the Commission via EDGAR on February 20, 2025.

As discussed with the Staff on July 3, 2025, the Company hereby confirms that it intends to provide its response to the Staff’s comments on or before July 11, 2025.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Sincerely,

/s/ D. Scott Bennett

D. Scott Bennett

Mr. Mark Wojciechowski and Mr. Gus Rodriguez
Division of Corporation Finance
Office Of Energy & Transportation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

Copy to:
Mr. Gregory Zikos
Chief Financial Officer
Costamare Inc.
7 rue du Gabian
MC 98000 Monaco

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